17004404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 09 2017 Washington DC 406

SEC FILE NUMBER
8-65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **Hall & Romkema Financial Services, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing (City) MI (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe A. Romkema 517-337-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) TX (State) 75423 (Zip Code)

RECEIVED 2017 FEB -9 PM 3:55 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 FEB -9 PM 3:57 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joe A. Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall & Romkema Financial Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires December 28, 2020
Acting in the County of Ingham

Notary Public

Signature

CCO / Designated Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

We have audited the accompanying statement of financial condition of Hall & Romkema Financial Services, LLC (a Texas limited liability company) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hall & Romkema Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hall & Romkema Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hall & Romkema Financial Services, LLC's financial statements. The supplemental information is the responsibility of Hall & Romkema Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 20, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	100,777
Cash deposit with clearing organization		15,000
Accounts receivable		173,576
Prepaid expenses		15,256
Property and equipment, net		459
Total Assets	$	305,068

Liabilities and Members' Equity

Accounts payable	$	1,693
Total Liabilities		1,693
Members' Equity		303,375
Total Liabilities and Members' Equity	$	305,068

The accompanying notes are an integral part of these financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Advisory fees	$ 710,783
Commissions	24,890
Other	405
Total Revenues	736,078
Expenses	
Contracted services	114,825
Consulting services	27,118
Clearing and bank charges	26,879
Professional services	39,068
Occupancy and equipment	6,564
Office supplies and expense	3,127
Professional fees and licenses	9,351
Online service	9,875
Other expenses	9,525
Total Expenses	246,332
Net Income	$ 489,746

The accompanying notes are an integral part of these financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance at December 31, 2015	$	328,629
Net income		489,746
Members' distributions		(515,000)
Balance at December 31, 2016	$	303,375

The accompanying notes are an integral part of these financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	489,746
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		70
Decrease in accounts receivable		17,961
Decrease in prepaid expenses		687
Decrease in accounts payable		(1,648)
Net cash provided by operating activities		506,816
Cash Flows from Financing Activities		
Members' distributions		(515,000)
Net cash used in financing activities		(515,000)
Net Decrease in Cash and Cash Equivalents		(8,184)
Cash and Cash Equivalents, Beginning of Year		108,961
Cash and Cash Equivalents, End of Year	$	100,777

The accompanying notes are an integral part of these financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Notes to Financial Statements
December 31, 2016

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was organized in August 2002 as a Michigan limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Michigan.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company, does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's operations consist primarily of providing investment advisory services to individuals located in Michigan.

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

Revenue Recognition

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method over the estimated useful lives of the assets, generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $70 for the year ended December 31, 2016.

Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the personal tax returns of the members.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2013 through 2016 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Transactions with Clearing Broker/Dealer:

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum monthly charges of $1,000. The agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker/dealer.

Note C - Related Party Transactions / Economic Dependency/ Concentration of Services:

The three members of the Company, who are also registered securities representatives and officers of the Company, generated approximately 100% of the Company's revenue for the year ended December 31, 2016. In lieu of compensation, the members received distributions totaling $515,000 during the year. The Company is economically dependent upon the members due to the concentration of services provided by them.

The Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases labor from the leasing company. A total of $114,825 was paid by the Company to the leasing company for labor for the year ended December 31, 2016.

Two of the Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The Company shares office space with the accounting firm. A total of $6,564 was paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2016.

The Company paid the accounting firm $26,225 for professional advisory, accounting, insurance and promotional fees during the year ended December 31, 2016 which are recorded as professional services in the accompanying statement of income. The Company recorded a prepaid asset of $2,846 related to insurance costs paid to the accounting firm at December 31, 2016.

Note D - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note E - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $112,114, which was $107,114 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.0151 to 1.

Note F – Off-Balance-Sheet Risk:

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2016, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Subsequent Events:

The Company has evaluated subsequent events through January 20, 2017, the date on which the financial statements were available to be issued.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Net Capital		
Total members' equity qualified for net capital	$	303,375
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		173,576
Prepaid expenses		15,256
Property and equipment, net		459
Total deductions and/or charges		189,291
Net capital before haircuts on securities		114,084
Haircuts on securities:		
Cash equivalents		1,970
Net Capital	$	112,114
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts Payable	$	1,693
Total Aggregate Indebtedness	$	1,693
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	107,114
Excess Net Capital at 1000%	$	106,114
Ratio: Aggregate Indebtedness to Net Capital		0.0151 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Hall & Romkema Financial Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hall & Romkema Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hall & Romkema Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Hall & Romkema Financial Services, LLC stated that Hall & Romkema Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hall & Romkema Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hall & Romkema Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 20, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HALL &
ROMKEMA
FINANCIAL SERVICES, LLC

Hall & Romkema Financial Services, LLC. Assertions

Hall & Romkema Financial Services, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Hall & Romkema Financial Services, LLC.

I, Joe A. Romkema, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe A. Romkema, CCO / Designated Principal

January 6, 2017

3495 Coolidge Road, East Lansing, Michigan 48823
Phone: 517.337.8900 • Toll Free: 888.400.4737 • Fax: 517.337.8906 www.harfs.com